EXHIBIT 21

Subsidiaries

Corporate Name	State of Incorporation

Subsidiaries of Registrant:

Frisch Kentucky LLC	Kentucky
Frisch Indiana, Inc.	Indiana
Frisch Ohio, Inc.	Ohio
Frisch Pennsylvania, Inc.	Pennsylvania
Frisch West Virginia, Inc.	West Virginia